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                           August 21, 2020

       David W. Hult
       President and Chief Executive Officer
       Asbury Automotive Group, Inc.
       2905 Premiere Parkway NW, Suite 300
       Duluth, GA 30097

                                                        Re: Asbury Automotive
Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 14,
2020
                                                            File No. 333-246335

       Dear Mr. Hult:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Joel T. May, Esq.